FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2013

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒  Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐  No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

In the context of the share capital increase (the “Increase”) of National Bank of Greece S.A. (“NBG” or the “Bank”), which is addressed to all holders of common, registered, bearing voting rights shares, NBG has notified to the Hellenic Capital Market Commission (the “HCMC”) and has issued an offering circular in accordance with article 4 par. 1(b) and 2(c) of Greek law 3401/2005 (the “Offering Circular”), which is available to investors since May 22, 2013, NBG wishes to furnish the information below for the benefit of its investors. This information has been extracted from the Offering Circular and relates to certain risk factors.

RISK FACTORS (extracts)

Risks Relating to the Hellenic Republic Economic Crisis

[...]

The state aid received by the Bank in the form of a commitment letter from the HFSF regarding its participation in the Bank’s share capital increase as well as the advance payment for the recapitalization of €9,756.0 million, has only received provisional approval from the European Commission and is under investigation by the European Commission within the framework on State aid rules.

The Group participated in the PSI and as a result, recorded impairment losses on its Greek government bond portfolio and loans of €11.8 billion in 2011. These losses have adversely affected the capital position of the Group and led to losses of €12.3 billion in 2011. As a result, the Group’s total capital adequacy ratio fell below the minimum 8% (negative 2.6% at December 31, 2011) and the Bank had to seek support from the HFSF. Initially, the Bank received from the HFSF on May 28, 2012, the EFSF bonds, maturing during the period 2018 to 2022, with a nominal value of €1,486.0 million each, with a total nominal value of €7,430.0 million, and on December 21, 2012 received additional EFSF bonds of a nominal value of €2,326.0 million maturing from 2022 to 2024 as an advance contribution to the Bank’s future share capital increase under the presubscription agreement signed on May 28, 2012, as amended and codified on December 21, 2012, with the HFSF and the EFSF (the “Presubscription Agreement”). As a result the pro-forma capital adequacy ratio increased to 9.0% as at December 31, 2012.

On July 27, 2012, the European Commission temporarily approved the state aid received by the Bank in the form of a commitment letter from the HFSF as well as the advance payment for the recapitalization. In addition, the European Commission expressed its views and concerns by assessing the required criteria applicable to such state aid, such as the appropriateness, necessity and proportionality of these measures. As a result, the European Commission launched a formal investigation regarding these measures, in order to conduct a more detailed assessment and allow third parties to submit comments.

Furthermore, on July 27, 2012, the European Commission issued a similar decision type, i.e. temporary approval and initiation of formal investigation in accordance with EU state aid rules regarding the advance payments for the recapitalization granted by the HFSF in favor of the Bank, Alpha Bank, Eurobank Ergasias Bank S.A. (“Eurobank”) and Piraeus Bank for reasons of financial stability reasons. The European Commission may conclude, at the end of its investigation, that the assistance provided by the HFSF to the Bank:

(i)                  is in compliance with the common market rules and therefore approve such aid (“positive decision”). This favorable decision could be subject to other requirements (in addition to those already included in the Bank’s restructuring plan), which will be proposed by the Hellenic Republic; or

(ii)               is not in compliance with the rules of the common market and thus request the return of the advance payment to the HFSF (“negative decision”).

A negative decision or a positive decision subject to excessive additional requirements for the recapitalization of the Bank may significantly affect the Group’s capital ratios and restrict access to the Eurosystem funding system.

Additionally, the approval of the state aid from the Directorate General for Competition of the European Commission requires the approval of an amended restructuring plan which needs to be submitted by July 30, 2013. Following the Presubscription Agreement, the Bank has submitted on October 31, 2012 (through the Ministry of Finance) to the Directorate General for Competition of the European Commission, a restructuring plan according to Greek Law 3864/2010. As a consequence of the subsequent mergers and acquisitions that took place in the banking sector, the submitted restructuring plan was deemed not representative. The Directorate General for Competition of the European Commission requested the re-submission of the restructuring plan by July 30, 2013, which should include the updates required. In view of the progress of the process for the preparation of the restructuring plan and based on the communication between the Bank and the Directorate General for Competition, the Bank considers that the European Commission will request disposal of certain of the Bank’s assets or its subsidiaries (including significant subsidiaries) or divestment from participations, as it has been requested in the past from other banks within the European Union that have received capital injections. The implementation of these measures from the Bank may have a significant impact in its business activity, operating results and its financial position. Furthermore, the timing of their implementation may be to the detriment of the shareholders.

Furthermore, any failure of the Bank in the future to fulfill its obligations that will be determined in the restructuring plan which will be submitted to the EU and the HFSF, could lead to the HFSF exercising in full the voting rights of the shares to which it would be entitled from its participation in the recapitalization of the Bank, in case the Bank has raised the required amount from the private investors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Alexandros Tourkolias

(Registrant)

Date: May 31, 2013

Chief Executive Officer